Mail Stop 4561

September 25, 2007

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

> **Re:** **ACE*COMM Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed August 21, 2007**
> **File No. 333-144198**

Dear Mr. Delmar:

We have limited our review of your amended registration statement and have the following comments.

Form S-3/A

General

1. Please refer to prior comment 1 from our letter dated August 2, 2007. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X prior to filing your next amendment.

2. Your legal opinion indicates that the Series A Senior Secured Convertible Notes and associated Warrants were amended and restated on July 12, 2007, after the filing of the initial registration statement on June 29, 2007. Please provide us with a detailed description of the revisions made to these securities (as compared to the filed versions of these agreements dated June 8, 2007) and provide an explanation s to why such revised agreements are not required to be filed. Your response should evaluate the application of paragraph (b)(10)(ii)(A) of Item 601 of Regulation S-K.

Recent Private Placement, page 12

3. We note that the registration statement includes shares that may be issued in lieu of cash interest payments on the senior secured convertible notes. However, it is unclear whether you are registering shares underlying only interest that has

already accrued under these notes or if you are also registering shares to be issued upon conversion of future interest payment. Since interest payments on the convertible notes may be made in cash or in common stock, in certain circumstances at the discretion of the selling stockholders, it would not appear that the offering of future interest shares has been completed such that they may be registered for resale at this time. Please advise or revise your disclosure to clarify your disclosure as it relates to the payment of interest in shares of common stock.

4.   Please refer to prior comment 4 from our letter dated August 2, 2007.   We understand that the notes were issued with a fixed conversion price exceeding the market price at the time of the sale of the notes. However, you also disclose that the company may pay monthly principal payments in shares of common stock if they comply with certain equity conditions, have an effective registration statement covering the shares issuable, and the VWAP for each of the 20 consecutive trading days prior to the payment is greater than 110% of the fixed conversion price of $0.80 per share. It appears that the conversion feature of the notes is designed to ensure that any shares issued upon conversion of the principal amount of the notes are issued at a minimum discount of 10% from the trading price. Please revise your disclosure accordingly, in conjunction with our prior comment. Also, clarify why you believe that the distribution of the shares underlying the notes should be viewed as a secondary rather than a primary offering, addressing the impact of what appears to be effectively a contractual assurance of a below market conversion rate and the fact that this offering relates to greater than 50% of your common stock held by non-affiliates.

Part II

Undertakings

5.   Please refer to prior comment 12 from our letter dated August 2, 2007. It appears that you removed both undertakings from Item 512(a)(5)(i) and (ii) of Regulation S-K in response to our prior comment. However, you must provide the either the undertaking in Item 512(a)(5)(i) or (a)(5)(ii), as applicable. For further guidance on the proper undertaking to provide, please see Release 33-8591 (Aug. 3, 2005) available on our website at www.sec.gov.

                                    *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (202) 637-5901
        Steven Kaufman, Esq.
        Hogan & Hartson, L.L.P.
        Telephone: (202) 637-5736